Exhibit 99.11

PRESS RELEASE

WiLAN Canadian Litigation Update

OTTAWA, Canada – January 20, 2010 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN), a leading technology innovation and licensing company, announced today that the Company learned this week that Telus Corporation and Telus Communications Inc. (collectively, “Telus”) filed a claim in the Court of Queen’s Bench in Calgary, Alberta against WiLAN, Michel Fattouche and Hatim Zaghloul.  WiLAN has not yet been formally served with this claim although it appears to have been filed on April 23, 2009.

The suit filed by Telus involves two principle claims. The first claim is for an ownership interest over four patents, U.S. Patent Nos. 5,369,670 and 5,570,305 and CDN Patent Nos. 2,067,436-9 and 2,108,103, (collectively, the “Channel Estimation patents”).  WiLAN will be required to further investigate Telus’ claims in respect of the Channel Estimation patents to determine whether or not they have any merit.  WiLAN is not actively licensing the Channel Estimation patents.

The second claim is for an ownership interest in U.S. Patent Nos. RE37802 (the “802 patent”) and 5,282,222 (the “222 patent”), two patents which WiLAN is asserting in its litigations in the U.S. District Court for the Eastern District of Texas.  WiLAN received no prior notice that Telus intended to file this suit or believed in any way that it held any interest in the 222 or 802 patents.

WiLAN has thoroughly researched the ownership of the 802 and 222 patents and believes Telus’ claims concerning the 222 and 802 patents are entirely without merit.  The Company intends to vigorously defend itself against Telus’ allegations.  WiLAN currently has no reason to believe that these claims against the 802 and 222 patents will affect the Texas litigation that is underway.

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 210 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and V-Chip-enabled digital television receivers.  WiLAN has a large and growing portfolio of more than 750 issued or pending patents.  For more information: www.wilan.com.

www.wilan.com	© copyright Wi-LAN 2010 rev08/09	1

PRESS RELEASE

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties that face the Company; such statements may contain such words as “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, and may be based on management’s current assumptions and expectations related to all aspects of the wireless and wireline telecommunications industries and the global economy.   Risks and uncertainties that may face the Company include, but are not restricted to: licensing of the Company’s patents can take an extremely long time and may be subject to variable cycles; the Company is currently reliant on licensees paying  royalties under existing licensing agreements and additional licensing of its patent portfolio to generate future revenues and increased cash flows; the Company may be required to establish the enforceability of its patents in court in order to obtain material licensing revenues; changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Company; a court may determine that certain of the Company’s patents are not infringed by certain standards or products or may disagree with management with respect to whether one or more of the Company’s patents apply to certain standards or products, which could adversely affect the Company; the Company will need to acquire or develop new patents to continue and grow its business; fluctuations in foreign exchange rates impact and may continue to impact the Company’s revenues and operating expenses, potentially adversely affecting financial results; the Company has made and may make acquisitions of technologies or businesses which could materially adversely affect the Company; the Company may require investment to translate its intellectual property position into sustainable profit in the market; the generation of future V-chip revenues and the likelihood of the Company signing additional V-chip licenses could  be negatively impacted by changes in government regulation; the Company is dependent on its key officers and employees; the price of the Company’s common shares is volatile and subject to market fluctuation; and the Company may be negatively affected by reduced consumer spending due to the uncertainty of economic and geopolitical conditions.  These risks and uncertainties may cause actual results to differ from information contained in this release, when estimates and assumptions have been used to measure and report results.  There can be no assurance that any statements of forward-looking information contained in this release will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral statements containing forward-looking information are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice.  Except as required by applicable laws, the Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.  Readers are cautioned not to place undue reliance on any statements of forward looking information that speak only as of the date of this release.  Additional information identifying risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in WiLAN’s current Annual Information Form and its other filings with the various Canadian securities regulators which are available online at www.sedar.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Tyler Burns
Director, Investor Relations & Communications
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

For more information, visit www.wilan.com or please contact	Tyler Burns Director, Investor Relations & Communications	11 Holland Avenue, Suite 608, Ottawa, ON K1Y 4S1 Tel: O: 613.688.4330 C: 613.697.0367 Email: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2010 rev08/09	2